Assured Equities V Corporation
136 East 8th Street, Number 298
Port Angeles, WA 98362

October 27, 2009

United Sates Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE, Mail Stop 3561
Washington, D.C. 20549

SUBJECT: Assured Equities V Corporation
Amendment 1 to Form 10
Filed October 19, 2009
File No. 000-53787

RE: US SEC Letter, October 26, 2009

To Whom It May Concern:

On behalf of Assured Equities V Corporation, thank you for affording us the opportunity to respond to comments raised by your staff, in reference letter, to our recent Amendment 1, Form 10 filing.

We have reviewed the comments and will respond to each comment. Based upon the comments and suggestions offered by the staff of the SEC, we have made amended the original Form 10, Amendment 1, and will be filing Amendment 2.

This letter identifies the SEC comments, our response to these comments and the actions taken by Assured Equities V Corporation, the 'Company'.

In addition, the Company understands that:

    Assured Equities V Corporation is responsible for the adequacy and accuracy of the disclosures in the filing; and
    SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    Assured Equities V Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the review of our Form 10 filing by staff at the SEC. Our objective has been and remains full compliance with applicable disclosure requirements using enhanced filings.

Sincerely,

By: /s/ William D. Kyle
WILLIAM D. KYLE
President and Director
Date: October 27, 2009

Assured Equities IV Corporation
136 East 8th Street, Number 298
Port Angeles, WA 98362

SUBJECT: Assured Equities V Corporation
Amendment 1 to Form 10
Filed October 19, 2009
File No. 000-53787

Business of the Issuer, page 3

1. SEC COMMENT:

We note your response to our prior comment 2. Please revise your disclosure to include a brief discussion of the abuses that have occurred historically in the penny stock market.

COMPANY ACTION:

The company will add the following to this section: "In addition, the 'pink sheet' market is vulnerable to abuse, fraud and questionable sales practices, as seen in its history, and fraught with brokers who use high pressure sales techniques and cold calling. Some brokers in penny stocks have offered claims of 'once in a lifetime investment opportunity' or claims of a company with an impressive track record or a record of favorable past performance. Some brokers have utilized fraudulent or manipulative sales practices such as making false guarantees of profits or claiming to have 'insider information' or employed 'pump and dump' schemes, also known as 'hype and dump manipulation,' involving promoting the company's stock (typically microcap companies) through false and misleading statements to the marketplace. After pumping the stock, these brokers/fraudsters make huge profits by selling their cheap stock into the market."

Item 1A - Risk Factors, page 5

2. SEC COMMENT:

We note your response to our prior comment 3. However, in your risk factor numbered 15, you state "We can not assure you that following a business combination with an operating business that our common stock will be listed on NASDAQ or any other securities exchange." The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance. Please revise.

COMPANY ACTION:

The Company will revise this risk factor to read: 'FOLLOWING A BUSINESS COMBINATION WITH AN OPERATING BUSINESS OUR COMMON STOCK MAY NEVER BE LISTED ON NASDAQ OR ANY OTHER SECURITIES EXCHANGE.'

Item 4 - Security Ownership of Certain Beneficial Owners and Management, page 8

3. SEC COMMENT:

We note your response to our prior comment 9. However, please tell us how Mr. William D. Kyle is not a beneficial owner of any shares given that he has voting and dispositive power with regard to the shares held by Assured Equities, LLC. See Rule 13d-3 of the Exchange Act. In this regard, revise to disclose the number of members of Assured Equities LLC and the percentage owned by Mr. Kyle.

COMPANY ACTION:

As described in the filings, Assured Equities, LLC is the holder of 100% of the issued and outstanding shares of stock of the Company. Also as noted in the filings, Mr. Kyle is the sole Managing Member of Assured Equities, LLC. Nevertheless, in the interest of clarity, the Company will further clarify this item to indicate that not only is Mr. Kyle the sole Managing Member of Assured Equities, LLC but he also is the sole owner of Assured Equities, LLC, that he is empowered to and has absolute and total power and authority to make all decisions regarding Assured Equities, LLC including voting and dispositive power with regard to the shares of the Company held by Assured Equities, LLC.

Item 7 - Certain Relationships and Related Transactions, page 10

4. SEC COMMENT:

We note your response to our prior comment 10. However, please revise your disclosure to discuss the basis on which Driver Tools, LLC is related to Assured Equities V. In addition, revise to disclose the circumstances that resulted in the donation. In this regard, disclose how Driver Tools became aware of the need for the funds and whether other discussions with Driver have occurred. If so, please briefly describe.

COMPANY ACTION:

The Company will revise this explanation to reflect the following: 'On September 29, 2009, the Company was notified that Driver Tools, LLC (“donor”), a privately held company whose sole Managing Member and sole owner is the President, Treasurer and Director of the Company, wished to voluntarily make an unrestricted gift to the Company without any expectation of compensation or other consideration. This unsolicited offer was made during the normal course of business and because Driver Tools, LLC is terminating operations. On September 28, 2009, the donor paid the fees (the ‘transaction’) associated with the PCAOB audit of the Company’s financial records and on September 29, 2009 asked that the Company accept this transaction as an unrestricted gift; the fees totaled two-thousand and 00/100 ($2,000.00) USD.  On September 30, 2009, the Company accepted this gift offer and, in accordance with GAAP, recorded this gift on the Company’s accounting records. There have been no other discussions between the two companies.'